UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41404

Woodside Energy Group Ltd

(ABN 55 004 898 962)

(Registrant’s name)

Woodside Energy Group Ltd

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOs. 333-277499 AND 333-277499-01). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENT AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Woodside Energy Group Ltd (the “Company”) or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•

may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this report and the Company’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

Exhibit Number	Description

1.1	Underwriting Agreement, dated as of September 5, 2024, by and between Woodside Finance Limited, Woodside Energy Group Ltd, Barclays Capital Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and UBS Securities LLC, as representatives of the several Underwriters named therein.

4.1	Indenture, dated as of September 12, 2024, among Woodside Finance Limited, Woodside Energy Group Ltd and The Bank of New York Mellon, as Trustee.

4.2	Officer’s Certificate pursuant to Section 301 of the Indenture, setting forth the terms of the 5.100% Senior Notes due 2034 and Guarantee.

4.3	Officer’s Certificate pursuant to Section 301 of the Indenture, setting forth the terms of the 5.700% Senior Notes due 2054 and Guarantee.

5.1	Opinion of Sullivan & Cromwell, United States legal adviser to Woodside Finance Limited and Woodside Energy Group Ltd, as to certain matters of New York law.

5.2	Opinion of Herbert Smith Freehills, Australian legal adviser to Woodside Finance Limited and Woodside Energy Group Ltd, as to certain matters of Australian law.

23.1	Consent of Sullivan & Cromwell, United States legal adviser to Woodside Finance Limited and Woodside Energy Group Ltd (included in Exhibit 5.1 above).

23.2	Consent of Herbert Smith Freehills, Australian legal adviser to Woodside Finance Limited and Woodside Energy Group Ltd (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2024

WOODSIDE ENERGY GROUP LTD

By:	/s/ Lucy Bowman
Lucy Bowman Corporate Secretary

[Form 6-K (Closing)]